SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934





                             UnionBanCal Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   908906 10 0
                                 ---------------
                                 (CUSIP Number)




         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



---------------------
CUSIP NO. 908906 10 0
---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Bank of Tokyo-Mitsubishi, Ltd.
         I.R.S. #13-5611741
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]

                                                (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Tokyo, Japan
--------------------------------------------------------------------------------
                  5.       SOLE VOTING POWER
  NUMBER OF                44,251,991
    SHARES        --------------------------------------------------------------
BENEFICIALLY      6.       SHARED VOTING POWER
  OWNED BY                 0
    EACH          --------------------------------------------------------------
 REPORTING        7.       SOLE DISPOSITIVE POWER
   PERSON                  44,251,991
    WITH          --------------------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         44,251,991
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                         [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         80.8%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------




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





Item 1(a).  Name of Issuer.

         UnionBanCal Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

         350 California Street, San Francisco, California 94104

Item 2(a).  Name of Person Filing.

         The Bank of Tokyo-Mitsubishi, Ltd.

Item 2(b).  Address of Principal Business or, if None, Residence

         7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100, Japan

Item 2(c).  Citizenship.

         Japan

Item 2(d).  Title of Class of Securities.

         Common Stock

Item 2(e).  CUSIP Number.

         908906 10 0

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a:

    (a) Broker or dealer registered under Section 15 of the Act,

    (b)     Bank as defined in Section 3(a)(6) of the Act,

    (c) Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) Investment Company registered under Section 8 of the Investment Company Act,

    (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),



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



     (g)    Parent Holding Company, in accordance with Rule
            13d-1(b)(ii)(G); see Item 7,

     (h)    Group, in accordance with Rule 13d-1b(1)(ii)(H).

Item 4.    Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)   Amount beneficially owned:

                    44,251,991

     (b)   Percent of class:

                    80.8%

     (c)   Number of shares as to which such person has:
             (i) sole power to vote or to direct the vote

                    44,251,991

            (ii) shared power to vote or to direct the vote

                    0

           (iii) sole power to dispose or to direct the disposition of:

                    44,251,991

            (iv) shared power to dispose or to direct the disposition of:

                    0

Item 5.  Ownership of Five Percent or Less of the Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


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




Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         Not applicable.












































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





                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1997            THE BANK OF TOKYO-MITSUBISHI, LTD.
      -----------------



                                   By: /s/ Robert E. Hand
                                      --------------------------------
                                      Name: Robert E. Hand
                                      Title: General Counsel
































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